Income Statement

American Eli Truck Network Inc
Income Statement
12/31/2022

	January 1, 2022 to December 31, 2022
TOTAL REVENUES	**576,248.30**
GROSS PROFIT (LOSS)	569,011.93
	-
OPERATING EXPENSES	-
Advertising and Promotion	9,875.00
Repairs & Maintenance	500.00
Outside services	1,250.00
Bank Service Charges	975.00
Business Licenses and Permits	5,910.00
Charitable Contributions	100.00
Computer and Internet	1,988.00
Cleaning & Maintenance	6,000.00
Dues and Subscriptions	2,153.00
Insurance	5,987.00
Meals and Entertainment	5,643.00
Gift Expense	980.00
Office Supplies	3,989.00
Postage and Delivery	568.00
Printing and Reproduction	1,290.00
Professional Services - Legal, Accounting	35,975.23
Occupancy	4,387.00
Salaries-Indirect	455,195.70
Office	4,387.00
Telephone	5,456.00
Travel	5,212.00
Utilities	3,633.00
Uniform	6,845.00
INTEREST (INCOME), EXPENSE & TAXES	
Interest Expense	5,100.00
TOTAL OPERATING EXPENSES	569,011.93
	-
OPERATING PROFIT (LOSS)	569,011.93
NET INCOME	$ 7,236.37

American Eli Truck Network Inc

Balance Sheet

Date:

Assets	2022
Current Assets	
Cash	37,000
Accounts receivable	576,248
Investment	-
Prepaid expenses	28,975
Short-term investments	100
Total current assets $	642,323
Fixed (Long-Term) Assets	
Long-term investments	-
Property, plant, and equipment	-
(Less accumulated depreciation)	(2,200)
Intangible assets	
Total fixed assets $	(2,200)
Other Assets	
Deferred income tax	-
Other	-
Total Other Assets $	-
Total Assets	**$ 644,523**

Liabilities and Owner's Equity	
Current Liabilities	
Accounts payable	153,327
Short-term loans	-
Income taxes payable	-
Accrued salaries and wages	455,196
Unearned revenue	-
Current portion of long-term debt	-
Total current liabilities $	608,523
Long-Term Liabilities	
Long-term debt	-
Deferred income tax	-
Other	
Total long-term liabilities $	-
Owner's Equity	
Owner's investment	36,000
Retained earnings	-
Other	
Total owner's equity $	36,000
Total Liabilities and Owner's Equity	**$ 644,523**

Common Financial Ratios	
Debt Ratio (Total Liabilities / Total Assets)	0.94
Current Ratio (Current Assets / Current Liabilities)	1.06

Working Capital (Current Assets - Current Liabilities)	33,801
Assets-to-Equity Ratio (Total Assets / Owner's Equity)	17.90
Debt-to-Equity Ratio (Total Liabilities / Owner's Equity)	16.90

American Eli Truck Network Inc
Cash Flow Statement

For the Year Ending	12/31/2022
Cash at Beginning of Year	0

Operations

Cash receipts from	
Customers	579,248
Other Operations	
Cash paid for	
Inventory purchases	0
General operating and administrative expenses	(111,498)
Wage expenses	(455,196)
Interest	0
Income taxes	0
Net Cash Flow from Operations	**12,555**

Investing Activities

Cash receipts from	
Sale of property and equipment	0
Collection of principal on loans	0
Sale of investment securities	0
Cash paid for	
Purchase of property and equipment	0
Making loans to other entities	0
Purchase of investment securities	0
Net Cash Flow from Investing Activities	**0**

Financing Activities

Cash receipts from	
Issuance of stock	
Borrowing	36,000
Cash paid for	
Repurchase of stock (treasury stock)	
Repayment of loans	0
Dividends	0
Net Cash Flow from Financing Activities	**36,000**

Net Increase in Cash	**48,555**

Cash at End of Year	48,555

American Eli Truck Network Inc

Statement of Owner's Equity

For the Year Ended December 31, 2022

Beginning Owner's Equity: $0.00

Additional Investments:

   Purchase of 28,000,000 shares at $0.00128571 per share $36,000.00

Net Income: $7,236.37

Ending Owner's Equity as of December 31, 2022: $7,236.37

American Eli Truck Network Inc.

NOTES TO THE FINANCIALSTATEMENTS

Fiscal Years Ended December 31, 2022

1. ORGANIZATION AND PURPOSE AMERICAN ELI TRUCK NETWORK INC. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a transportation and logistics company and derives revenue from the provision of transportation and logistics services, reflecting its core activities in the industry

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A concise overview of the fundamental accounting policies applied by the Company in the preparation of the accompanying financial statements is outlined below, acknowledging the utilization of factoring arrangements:

a) Basis of Accounting

The Company employs a cash basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Revenues are recognized upon receipt, a practice reflective of the cash flow implications facilitated by factoring arrangements.

b) Fiscal Year

Operating on a 52-week fiscal year concluding on December 31, the Company aligns its reporting periods with its operational cycles.

c) Cash Equivalents

Cash and cash equivalents encompass immediate cash proceeds from factoring arrangements, providing transparency into the cash flow generated through these financing activities. Additionally, it includes short-term, highly liquid investments with an original maturity of three months or less, held in domestic financial institutions.

d) Legal Fees

Legal fees extend to charges associated with legal services related not only to the establishment of the Company and equity financing but also encompassing legal considerations linked to factoring agreements.

e) Use of Estimates

In the preparation of financial statements, management employs estimates and assumptions. Given the presence of factoring arrangements, particular attention is paid to estimating the collectability of factored receivables. Any significant discrepancies between estimates and actual results are diligently disclosed to enhance transparency.

3. SUBSEQUENT EVENT
The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.